UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)1 or 13(e)(1)
of the Securities Exchange Act of 1934

NOVAGOLD RESOURCES INC.

(Name of Subject Company (issuer))

BARRICK GOLD CORPORATION

(Name of Filing Person (offeror))

Common Shares

(Title of Class of Securities)

66987E206

(CUSIP Number of Class of Securities)

Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_____________________________
Form or Registration No.:_____________________________
Filing Party:_______________________________________
Date Filed:________________________________________
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

The following two press releases were released by Barrick Gold Corporation on July 24, 2006.

PRESS RELEASE - July 24, 2006

All currency figures in US dollars unless otherwise specified

Barrick Announces Cash Offer for NovaGold
Assets will consolidate 100% of Donlin Creek Project and add Galore Creek to Barrick’s unrivalled project pipeline

Highlights

•	NovaGold shareholders to receive US$14.50 per share in cash.

•	Offer represents a premium of 24% based on the last NovaGold closing price.

•	Barrick’s offer to acquire Pioneer will consolidate land position in the Galore Creek district.

•	Measured and indicated gold resources in North America to rise by 54% - strengthening Barrick’s quality assets in the region.

Barrick Gold Corporation (ABX: TSX; NYSE) announced today that it intends to make an offer to acquire all the outstanding shares of NovaGold Resources Inc. (NG: TSX;AMEX) in order to consolidate its interest in the Donlin Creek project in Alaska, USA, and acquire 100 per cent of the Galore Creek project in British Columbia, Canada. The proposed transaction is valued at approximately US$1.29 billion (or US$1.53 billion on a fully diluted basis). The all-cash offer of US$14.50 per share represents a premium of 24 per cent over the July 21, 2006 closing price of NovaGold’s shares on the AMEX.

“Having successfully acquired and integrated the Placer Dome mines into our portfolio, the acquisition of NovaGold’s assets will consolidate our interest in the Donlin Creek project and add another quality project to our unrivalled pipeline,” said Greg Wilkins, Barrick President and Chief Executive Officer. “The acquisition of NovaGold will significantly strengthen our mineral resource base and enhance our North American foundation of quality assets.”

 BARRICK GOLD CORPORATION                                                                                                                                PRESS RELEASE

The NovaGold assets include:

·
A 30 per cent interest in Donlin Creek: Barrick acquired its right to earn up to a 70 per cent interest as part of the January 2006 acquisition of Placer Dome Inc. According to information previously provided by Placer Dome at year end 2005, Donlin Creek had 14.8 million ounces of measured and indicated gold resources, and 13.6 million ounces of inferred gold resources. Barrick is currently completing a detailed technical review of the project while continuing to advance the feasibility study process and conducting regional exploration programs.

·
A 100 per cent interest in Galore Creek: Located in northwestern British Columbia and 75 kilometers northwest of Barrick’s Eskay Creek mine, Galore Creek has measured and indicated resources of 6.0 million ounces of gold, 75.4 million ounces of silver, 6.8 billion pounds of copper, as well as inferred resources of 7.2 million ounces of gold, 73.4 million ounces of silver, and 5.0 billion pounds of copper (according to publicly-available information issued by NovaGold as of February 2006).

·
The Nome operations in Alaska, which include the Rock Creek, Big Hurrah and Nome Gold projects. Also in Alaska, NovaGold has an option to acquire a joint venture interest in the Ambler project from Rio Tinto PLC, and a portfolio of earlier stage exploration projects.

·	Approximately C$200 million in cash (as at May 31, 2006) and a portfolio of investments.

The acquisition will significantly add to Barrick’s North American portfolio. Pro forma measured and indicated gold resources in North America would rise 54 per cent to 34.7 million ounces, inferred gold resources would rise by 89 per cent to 28.2 million ounces.

In a separate news release issued today, Barrick and Pioneer Metals Corporation announced an agreement under which Pioneer agreed to recommend that its shareholders tender their shares to Barrick’s cash offer to acquire all of the common shares of Pioneer at a price of C$1.00 per Pioneer share. Pioneer’s directors and officers and certain shareholders, representing over 40 per cent of the Pioneer shares (on a fully-diluted basis), have agreed to tender their shares under a lock-up arrangement. The value of the Pioneer transaction is approximately C$64.7 million in cash on a fully diluted basis. Pioneer has a portfolio of exploration properties and interests, including the Grace property which is adjacent to NovaGold’s Galore Creek project. The consolidation of the land position around the Galore Creek project will facilitate its development.

“The acquisition of the remaining 30 per cent in the Donlin Creek project and the Galore Creek project fits with our strategic plans to further strengthen our project pipeline and meet the challenge of growing our reserve and resource base,” said Mr. Wilkins. “Our strong balance sheet gives us the ability to finance this acquisition with cash, thereby increasing our per share leverage to gold and copper.”

Barrick will be announcing its second quarter results on Wednesday, August 2, 2006 and is on track with its 2006 production and cash cost guidance. The Company will be updating the investment community on its overall project pipeline later this year.

 BARRICK GOLD CORPORATION                                                                                                                                PRESS RELEASE

Full details of the offer will be included in the formal offer and take-over bid circular to be filed with the securities regulatory authorities and mailed to NovaGold shareholders. Barrick expects to have the take-over bid documents filed as soon as possible. The offer will be open for acceptance for at least 35 days following the commencement of the offer. The offer will be subject to certain conditions, including receipt of all necessary regulatory clearances, absence of material adverse changes and acceptance of the offer by NovaGold shareholders owning not less than 75 per cent of the NovaGold common shares on a fully-diluted basis. Once the 75 per cent acceptance level is met, Barrick intends, but is not required, to take steps to acquire all outstanding NovaGold common shares.

Barrick’s financial advisors are CIBC World Markets Inc.; its legal advisors are Davies Ward Phillips & Vineberg LLP and Lawson Lundell LLP in Canada and Cravath, Swaine & Moore LLP in the US.

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto, New York, London, Euronext-Paris and Swiss stock exchanges.

Conference Call and Webcast

The investment community is invited to participate in Barrick’s conference call and webcast as follows:

Monday, July 24, 2006 at 11:00 am (EDT)

Toll Free: 888-858-6132
International: 706-679-4490

The live webcast can be accessed by visiting the special website at www.barrick.com.

The Conference Call will be available for replay until July 31st by calling 800-558-5253 for North American callers and 416-626-4100 for International callers, Reservation #21300303. The archival webcast of the presentation can be accessed via the Internet by visiting www.barrick.com.

For further information:

INVESTOR CONTACTS:		MEDIA CONTACT:
James Mavor	Mary Ellen Thorburn	Vincent Borg
Vice President,	Director,	Senior Vice President,
Investor Relations	Investor Relations	Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7363	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: mthorburn@barrick.com	Email: vborg@barrick.com

 BARRICK GOLD CORPORATION                                                                                                                                PRESS RELEASE

Additional Information

Investors and security holders are advised to read the tender offer statement by Barrick Gold Corporation related to the proposed tender offer for the outstanding common shares of NovaGold Resources Inc. when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the tender offer statement when it becomes available and other documents filed by Barrick Gold Corporation with the SEC at the SEC’s website at www.sec.gov.  The tender offer statement may also be obtained for free when it becomes available from Barrick Gold Corporation on the website or by directing a request to Barrick Gold Corporation’s investor relations department.

Barrick’s mineral resources have been calculated as at December 31, 2005 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. While the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize such terms. Canadian standards differ from the requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. For more information on Barrick’s mineral resources and mineral reserves and for a description of the key assumptions, parameters and methods used in calculating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Forward-Looking Statements

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute “forward-looking statements.” The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as copper, silver, fuel and electricity) and currencies; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

 BARRICK GOLD CORPORATION                                                                                                                                PRESS RELEASE

PRESS RELEASE - July 24, 2006

All currency figures in Canadian dollars

Pioneer Agrees to be Acquired by Barrick
Over 40% of Shares Under Lock-up Agreement

Barrick Gold Corporation (ABX: TSX; NYSE) announced today that it has reached an agreement with Pioneer Metals Corporation (PSM: TSX) whereby Barrick will offer cash to acquire all of the issued and outstanding shares of Pioneer. The transaction is valued at about C$60.1 million (or C$64.7 million on a fully diluted basis). In a separate news release issued today, Barrick also announced its intention to acquire all the outstanding shares of NovaGold Resources Inc.

Under the Pioneer offer, each Pioneer shareholder will receive C$1.00 per share in cash representing a premium of 54 per cent over the July 21, 2006 closing price of Pioneer’s shares on the TSX.

The Board of Directors of Pioneer has unanimously approved the Barrick offer and Pioneer has entered into a Support Agreement with Barrick. The Support Agreement includes a non-solicitation covenant and a right to match any alternative transaction proposed by a third party.

In addition, directors, officers and the largest shareholders representing over 40 per cent of the fully diluted shares of Pioneer have agreed to tender their shares to Barrick’s offer pursuant to a lock-up agreement.

On June 19, 2006, NovaGold made an offer to acquire all of Pioneer’s issued and outstanding shares for C$0.57 per share. NovaGold’s offer expires at 9:00 p.m. (PDT) on July 25, 2006. Pioneer has a portfolio of exploration properties and other interests, including the Grace property which is adjacent to NovaGold’s Galore Creek project in British Columbia.

“I am very pleased that Barrick and Pioneer have reached this agreement,” said Greg Wilkins, Barrick President and Chief Executive Officer. “Combined with our proposed offer to acquire NovaGold, the consolidation of the land position around the Galore Creek project will facilitate its development.”

Barrick’s offer is subject to customary conditions, including a minimum tender condition of 66 2/3 per cent on a fully diluted basis and will remain open for acceptance for thirty five days from the date of mailing.

Pioneer has advised Barrick that its Board of Directors has received an opinion from Dundee Securities Corporation that the Barrick offer is fair, from a financial point of view, to Pioneer shareholders.

 BARRICK GOLD CORPORATION                                                                                                                                PRESS RELEASE
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Barrick’s financial advisors are CIBC World Markets Inc.; its legal advisors are Davies Ward Phillips & Vineberg LLP and Lawson Lundell LLP.

Pioneer’s financial advisors are Dundee Securities Corporation; its legal advisors are Gowling Lafleur Henderson LLP and Getz Prince Wells LLP in Canada.

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.  Barrick’s shares are traded on the Toronto, New York, London, Euronext-Paris and Swiss stock exchanges.

Conference Call and Webcast

The investment community is invited to participate in Barrick’s conference call and webcast as follows:

Monday, July 24, 2006 at 11:00 am (EDT)

Toll Free: 888-858-6132
International: 706-679-4490

The live webcast can be accessed by visiting the special website at www.barrick.com.

The Conference Call will be available for replay until July 31st by calling 800-558-5253 for North American callers and 416-626-4100 for International callers, Reservation #21300303. The archival webcast of the presentation can be accessed via the Internet by visiting www.barrick.com.

For further information:

INVESTOR CONTACTS:		MEDIA CONTACT:
James Mavor	Mary Ellen Thorburn	Vincent Borg
Vice President,	Director,	Senior Vice President,
Investor Relations	Investor Relations	Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7363	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: mthorburn@barrick.com	Email: vborg@barrick.com

 BARRICK GOLD CORPORATION                                                                                                                                PRESS RELEASE
2

Additional Information

Investors and security holders are advised to read the tender offer statement by Barrick Gold Corporation related to the proposed tender offer for the outstanding common shares of NovaGold Resources Inc. when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the tender offer statement when it becomes available and other documents filed by Barrick Gold Corporation with the SEC at the SEC’s website at www.sec.gov. The tender offer statement may also be obtained for free when it becomes available from Barrick Gold Corporation on the website or by directing a request to Barrick Gold Corporation’s investor relations department.

Forward-Looking Statements

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements.” The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from the Company’s estimated results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as copper, silver, fuel and electricity) and currencies; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION                                                                                                                                        PRESS RELEASE
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